Exhibit 99.2

SCHEDULE I

The name, business address and present principal occupation or employment of each of the executive officers and directors of First Reserve GP XIII Limited (each a "Covered Person") are set forth below. Each Covered Person is a United States Citizen and has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve).

Name	Position with First Reserve GP XIII Limited	Business Address
Edward Bialas*	Managing Director	5847 San Felipe Street, Suite 3100, Houston, TX 77057
William Brown*	Managing Director	5847 San Felipe Street, Suite 3100, Houston, TX 77057
Patrick Carroll	Chief Financial Officer	262 Harbor Drive, Third Floor, Stamford, Connecticut 06902
John Hill*	Managing Director	262 Harbor Drive, Third Floor, Stamford, Connecticut 06902
Will Honeybourne*	Managing Director	5847 San Felipe Street, Suite 3100, Houston, TX 77057
Alex Krueger*	Managing Partner	262 Harbor Drive, Third Floor, Stamford, Connecticut 06902
Jeffrey Quake*	Managing Partner	262 Harbor Drive, Third Floor, Stamford, Connecticut 06902
Erica Radcliffe*	General Counsel & Chief Compliance Officer	5847 San Felipe Street, Suite 3100, Houston, TX 77057
Gary Reaves*	Managing Partner	5847 San Felipe Street, Suite 3100, Houston, TX 77057
Joshua Weiner*	Managing Director	262 Harbor Drive, Third Floor, Stamford, Connecticut 06902
Neil Wizel*	Managing Partner	5847 San Felipe Street, Suite 3100, Houston, TX 77057

*Member of the Board of Directors of First Reserve GP XIII Limited